29X Putnam Floating Rate Income Fund attachment
2/29/08 Annual

Because of the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	22,530
Class B	1,586
Class C	7,220

72DD2 (000s omitted)

Class M	445
Class R	51
Class Y	2,365

73A1

Class A	0.653883
Class B	0.595144
Class C	0.580485

73A2

Class M	0.639178
Class R	0.629328
Class Y	0.678337

74U1 (000s omitted)

Class A	25,963
Class B	1,883
Class C	9,953

74U2 (000s omitted)

Class M	634
Class R	15
Class Y	4,598

74V1

Class A	8.90
Class B	8.89
Class C	8.89

74V2

Class M	8.90
Class R	8.90
Class Y	8.90




Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.